ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341




MACQUARIE
BANK

7 April 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	11 March 2005 but December 2001 re: Macquarie Countrywide Trust (MCW) units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary. Leatrice Pty Limited, a company in which David Clarke has a relevant interest, as trustee of the Bulkara Road Trust
Date of change	23 March 2005
No. of securities held prior to change	• 116,643 MCW units held by Bond Street Custodians Limited; and • 40,000 MCW units held by Leatrice Pty Limited
Class	Ordinary units
Number acquired	• 63,623 units acquired by Bond Street Custodians Limited; and • 21,819 units acquired by Leatrice Pty Limited
Number disposed	Nil

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc08032005.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.85 per unit
No. of securities held after change	• 180,266 MCW units held by Bond Street Custodians Limited; and • 61,819 MCW units held by Leatrice Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of units pursuant to rights issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 31 March 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc08032005.doc

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232-0039
Facsimile:
(02) 8232-4437

Email Address
matthew.oconnor@macquarie.com

Please telephone
Matthew O'Connor on
(02) 8232-0039
if complete transmission
not received.

RMD Compliance

Attention	Company Announcements	**Date**	6 April 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	29 (incl. this page)
From	Matthew O'Connor	**Priority**	Routine


MACQUARIE
BANK

Message

FORM 604:

Attached FORM 604 re Macquarie Airports

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme	MACQUARIE AIRPORTS ("MAp") comprising Macquarie Airports Holdings (Bermuda) Limited ("MAHDL") and Macquarie Airports Management Limited (ACN 075 295 760) ("MAML") as responsible entity for Macquarie Airports Trust (1) (ARSN 099 597 921) ("MAT1") and Macquarie Airports Trust (2) (ARSN 099 597 896) ("MAT2") Level 15, 1 Martin Place Sydney, NSW 2000
ARSN	As above

1. Details of substantial holder(1)

Name	Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).
ACN/ARSN (if applicable)	008 583 542
There was a change in the interests of the substantial holder on	31st March 2005
The previous notice was given to the company on	13th December 2004
The previous notice was dated	9th December 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Stapled Securities("fp stp")	140,001,742 (one vote per share)	9.95%	195,727,698 (one vote per share)	12.97%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant Interest (6)	Number Of	and Class Securiites	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	447,543	fp stp	447,543
Macquarie Investment Management Limited ('MIML')	Bond Street Custodians	Bond Street Custodians	As above	7,778,322	fp stp	7,778,322
	JP Morgan	JP Morgan	As above	1,409,087	fp stp	1409,087
	State Trustees	State Trustees	As above	285,368	fp stp	285,368
	National Nominees	National Nominees	As above	4,326,292	fp stp	4,326,292
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As Above	279,402	fp stp	279,402
Macquarie Securities (Australia) limited 'MSAL'	Elise Nominees	Elise Nominees	As Above	11,276,465	fp stp	11,276,465
Macquarie Airports Management Limited 'MAML'	MAML	MAML	As Above	78,321,596	fp stp	78,321,596
Macquarie Newton Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	As Above	250,922	fp stp	250,922
Brook Asset Management	Trustees Executors	Trustees Executors	As Above	898	fp stp	898
Macquarie Bank Limited 'MBL'	MBL	MBL	As Above	82,523,966	fp stp	82,523,966
	Gillman	Gillman	As Above	2,258,963	fp stp	2,258,963
	Unknown	Unknown	Relevant interest pursuant to 608 (8) of the corporations act	6,568,874	fp stp	6,568,874

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Macquarire Bank Limited & MBL Group	Controlled Bodies Corporate
Brook Assest Management Limited	MBL became a 49% holder of Brook Asset Management Limited.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
Brook Asset Management Limited	L21,191 Queen St, Auckalnd NZ
National Nominees	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
ANZ Nominees Limited	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
BNP Parabis Securies Services	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here  Date: 6th April 2005

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Email Address
kandrade@macquarie.com.au

~~Please telephone~~
Karen Andrade on
(02) 8232 8792
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	5th April 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	21 (incl. this page)
From	Karen Andrade	**Priority**	Routine


MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie DDR Trust (**MDT**).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — **MACQUARIE DDR TRUST**
C/o – Macquarie DDR Management Limited
Level 15
1 Martin Place
Sydney NSW 2000

ARSN — **106 570 352**

1. Details of substantial holder(1)

Name — Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed In Annexure A (the 'MBL' Group).

ACN/ARSN (if applicable) — 008 583 542

There was a change in the interests of the substantial holder on — 31st March 2005

The previous notice was given to the company on — 10th December 2004

The previous notice was dated — 8th December 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting Interests In the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary units 'fp unt'	59,258,749 (one vote per share)	8.08%	55,559,940 (one vote per share)	6.72%

3. Changes In relevant Interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given In relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	206,148	fp unt	206,148
Macquarie Investment Management Limited ('MIML')	Bond Street Custodians	Bond Street Custodians	As above	25,134,475	fp unt	25,134,475
	State Street Australia Limited	State Street Australia Limited	As above	3,675,343	fp unt	3,675,343
	JP Morgan	JP Morgan	As above	7,235,366	fp unt	7,235,366

	BNP Paribas Securities Services	BNP Paribas Securities Services	As above	6,554,600	fp unt	6,554,600
	State Trustees	State Trustees	As above	592,662	fp unt	592,662
	National Nominees	National Nominees	As above	9,904,180	fp unt	9,904,180
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As above	10,000	fp unt	10,000
Macquarie Bank Limited 'MBL'	Gillman	Gillman	As Above	795,795	fp unt	795,795
Macquarie Newton Specialised Funds Management 'MNSFM'	MNSFM	MNSFM	As Above	65,300	fp unt	65,300
Macquarie Bank Limited 'MBL'	MBL	MBL	As Above	1,386,071	fp unt	1,386,071

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Macquarire Bank Limited & MBL Group	Controlled Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C\- Level 3, 25 National Circuit, Forrest, ACT, 2603
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MPPM	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MS(a)L	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
National Nominees	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
ANZ Nominees Limited	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
BNP Parabis Securies Services	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000



Signature

print name: Dennis Leong Capacity: Company Secretary

sign here  Date: 5th April 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	8 March 2005 but 9 February 2005 re: Macquarie CountryWide Trust ("MCW")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	23 March 2005
No. of securities held prior to change	71,154 MCW units
Class	Ordinary units
Number acquired	38,812 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.85 per unit
No. of securities held after change	109,966 MCW units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of units pursuant to rights issue

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga23032005.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

31 March 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga23032005.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	31 March 2005 but this is the first notice re: Macquarie Global Infrastructure Trust II (MGIFT II) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	31 March 2005
No. of securities held prior to change	Nil
Class	B Class units in unlisted unit trust
Number acquired	$50,000.00 worth of MGIFT II units. The unit price has not yet been determined, so the number of units cannot yet be stated. This will be advised at a later date.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000
No. of securities held after change	Number to be advised when available

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to new units via PDS

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 April 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga31032005.doc

+ See chapter 19 for defined terms.